                                                                 EXHIBIT (a)(15)



                                                Filed by Tyco International Ltd.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                            Subject Company: Sensormatic Electronics Corporation
                       File Number for Related Registration Statement: 333-68240




FOR IMMEDIATE RELEASE
(Thursday, November 8, 2001)

CONTACTS:

Investor Relations                     Media Relations
R. Jackson Blackstock                  Maryanne Kane
Senior Vice President                  Chief Communications Officer
Tyco International (US), Inc.          Tyco International (US) Inc.
212-424-1344                           603-778-9700/508-747-0800

Thomas F. Donahue                      Debora S. Coller
Corporate Vice President               Vice President, Corporate Communications
Treasurer and Investor Relations       Sensormatic Electronics Corp.
Sensormatic Electronics Corp.          561-989-7035
561-989-7912

                        SENSORMATIC EXCHANGE OFFER CLOSES

Pembroke, Bermuda and Boca Raton, FL, November 8, 2001 - Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC), a diversified manufacturing and service company, and Sensormatic Electronics Corporation (NYSE: SRM), a leading supplier of electronic security solutions to the retail, commercial and industrial marketplaces, today announced the expiration of the exchange offer by Tyco's wholly-owned subsidiary, Tyco Acquisition Corp. XXIV (NV), for all of the outstanding shares of Sensormatic common stock. The offer expired at 5:00 p.m., New York City time, on Wednesday, November 7, 2001. All shares validly tendered have been accepted for exchange.

Tyco Acquisition was advised by Mellon Investor Services, the exchange agent for the offer, that a total of 91,954,595 shares were tendered in the offer, including 3,977,713 shares delivered through notice of guaranteed delivery. This constitutes in excess of 90% of the Sensormatic common shares, including common shares issuable upon conversion of the outstanding Sensormatic preferred shares.

The exchange ratio for the offer was 0.5189 of a Tyco common share for each Sensormatic common share.

As soon as practicable after the conversion or redemption of all Sensormatic preferred shares, which Sensormatic has called for redemption on November 12, 2001, Sensormatic will be merged with and into Tyco Acquisition with the surviving company becoming a wholly-owned subsidiary of Tyco. Tyco expects that the merger will be accomplished under short-form merger procedures without a vote of Sensormatic stockholders. In the merger, Sensormatic stockholders will receive the same consideration of 0.5189 of a Tyco common share per Sensormatic common share as received by Sensormatic stockholders in the offer.

ABOUT Sensormatic

Sensormatic Electronics Corporation (NYSE: SRM) is a leading supplier of electronic security solutions to the retail, commercial and industrial marketplaces. Sensormatic is also the leader in integrated source tagging - a process where consumer goods manufacturers apply anti-theft tags at the point of packaging or manufacturing. The company is also the Official Electronic Security Supplier and a sponsor of the 2002 Winter Olympic Games in Salt Lake City, Utah and a sponsor of the U.S. Olympic Team through the year 2004.

ABOUT TYCO INTERNATIONAL

Tyco International Ltd. (NYSE:TYC, LSE:TYI, BSE:TYC) is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components; the world's largest designer, manufacturer, installer and servicer of undersea telecommunications systems; the world's largest manufacturer, installer and provider of fire protection systems and electronic security services and the world's largest manufacturer of specialty valves. Tyco also holds strong leadership positions in medical device products, financing and leasing capital, plastics and adhesives. Tyco operates in more than 100 countries and had fiscal 2001 revenues in excess of $36 billion.